Exhibit 99.1
1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, “the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater and ioneer to establish a 50:50 joint venture with respect to ioneer’s US-based
Rhyolite Ridge Lithium-Boron project
Johannesburg, 16 September 2021: Sibanye-Stillwater Limited (Tickers JSE: SSW and NYSE: SBSW)(“Sibanye-
Stillwater”) is pleased to announce that it has reached agreement with ioneer Limited (“ioneer”) to establish a joint venture company (the “Joint Venture”) with respect to the Rhyolite Ridge Lithium-Boron Project
(“Rhyolite Ridge”). Following the satisfaction of all conditions precedent as detailed in Transaction Details, paragraph 4 below, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture, with ioneer maintaining a 50% interest and retaining the operational management responsibility for the Joint
Venture.

In addition, Sibanye-Stillwater has agreed to subscribe for a strategic placement of new ordinary shares in ioneer equal to 7.1% of ioneer’s ordinary share capital post placement (“Placement Shares”), for approximately US$70 million
1
(“ioneer Placement”). The Placement Shares will be issued to Sibanye-Stillwater at an issue price of A$0.655 per share, being ioneer’s 10-day VWAP as of ASX market close on 15 September
2021. The ioneer Placement is subject to (among other conditions precedent) the approval of ioneer shareholders at an Extraordinary General Meeting expected to be held on 21 October 2021.
Together with the ioneer Placement, the Joint Venture represents Sibanye-Stillwater’s third announced transaction in the battery materials sector following the Keliber lithium and Sandouville nickel transactions.
The Joint Venture provides Sibanye-Stillwater with a 50% interest in a strategic lithium-boron asset in the US, positioning Sibanye-Stillwater for value creation and growth in the US battery metals supply chain.
IONEER OVERVIEW
ioneer is an Australian Securities Exchange listed mining development company with a current market capitalisation of US$1.0bn and is the 100% owner of Rhyolite Ridge.

RHYOLITE RIDGE OVERVIEW
Rhyolite Ridge is a large, shallow lithium-boron deposit, located close to existing infrastructure. Rhyolite Ridge is expected to be one of the first large scale US lithium projects to enter production, currently anticipated in
H2 2024.

The Rhyolite Ridge Definitive Feasibility Study, completed in April 2020, supports (100% project basis)2:
•
22ktpa lithium hydroxide and 174ktpa boric acid average production
•
26-year mine life underpinned by 0.6mt lithium carbonate and 5.3mt boric acid of Ore Reserves and
1.25mt lithium carbonate and 11.9mt boric acid of Mineral Resources
•
First quartile cost position (after boric acid revenue credits)
1
Being an aggregate subscription amount of A$95.6 million and an assumed AUDUSD exchange rate of 0.7323.
2
The information in this announcement that relates to ioneer and Rhyolite Ridge – including in relation to production, Mineral Resources and Ore Reserves estimates, costs and other financial information plans – is extracted from publicly available information about ioneer. Sibanye-Stillwater has not independently verified such information, and, to the maximum extent permitted by law, makes no representation or warranty, express or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information in relation to ioneer or Rhyolite Ridge.

•
Strong ESG credentials, with a small mine footprint and a clear competitive advantage from a CO2 emissions and water usage perspective relative to other projects
•
Net Present Value (8%) of US$1.3bn
ioneer has attracted a high-quality team which has been advancing Rhyolite Ridge since 2016, together with world class technical experts, including Fluor, Golder, Veolia and Kemetco Research.
INVESTMENT RATIONALE
Sibanye-Stillwater’s battery material strategy is primarily focused on the United States and Europe in recognition of the developing need for battery metals for the transition towards greater electrification of their established automotive industries. Consistent with this, the US Government has declared lithium as critical to economic and national security and has called for the development of US critical metal processing and refining capacity.

Sibanye-Stillwater has identified ioneer as a partner and Rhyolite Ridge as a project that are aligned with the Group’s strategy and the requirement for lithium in the US.

Sibanye-Stillwater is well placed to be a supportive partner and add significant value to the project given its complementary global mining experience and expertise, including its US mining operational and project development expertise, hydrometallurgical expertise and deep relationships with automakers and automotive OEMs globally.

Sibanye-Stillwater and ioneer share a strong cultural alignment and a focus on ESG, as highlighted by the
Group’s experience with the Good Neighbor Agreement in Montana.
TRANSACTION DETAILS
1.
Particulars of the transaction
Following the satisfaction of the conditions precedent, Sibanye-Stillwater will contribute US$490 million in direct funding to the newly formed Joint Venture in exchange for 50% of the ordinary units in the Joint
Venture. It is anticipated Sibanye-Stillwater’s investment along with third party debt will fund the project into production. ioneer will contribute 100% of Rhyolite Ridge for a 50% interest in the Joint Venture.

Under the terms of the Joint Venture, Sibanye-Stillwater will also have an 18-month option after completion has occurred to acquire a 50% interest in the North Basin, a highly prospective exploration asset neighbouring the current project, for up to an additional US$50m, subject to certain terms and conditions.
Sibanye-Stillwater will also subscribe for the ioneer Placement. Together, the Joint Venture and ioneer
Placement are referred to as the “Transaction”.

2.
Transaction Consideration
The total consideration in respect of the Transaction, will amount to US$560 million, payable in cash.

Sibanye-Stillwater will fund its obligations through available liquidity.

3.
Net assets value and the profits of the subject of the Joint Venture ioneer’s Rhyolite Ridge Definitive Feasibility Study, released to the Australian Securities Exchange in April
2020, supported a net present value at an 8% discount rate of US$1.3bn (100% project basis).
Rhyolite Ridge is a development asset, and as such there are no profits attributable to the Joint Venture at present.
4.
Conditions Precedent
Conditions precedent for completion of the Joint Venture include (among others):
•
the receipt of final permits necessary to commence construction of Rhyolite Ridge;
•
relevant regulatory approvals (including the South African Reserve Bank) being obtained;
•
issuance of the “Full Notice to Proceed” under the engineering, procurement and construction management (EPCM) agreement related to the project;

•
receipt of required governmental consents; and
•
debt financing being secured on customary terms.
It is expected the conditions precedent will be satisfied during the second half of calendar year 2022, at which point the Joint Venture will become effective.
Conditions precedent for completion of the ioneer Placement include (among others):
•
the approval of ioneer shareholders at an Extraordinary General Meeting expected to be held on 21
October 2021;

The ioneer Placement is expected to become effective in Q4 2021.
The Joint Venture and the ioneer Placement are not inter-conditional.
5.
Other significant terms of the Joint Venture
Under the newly formed Joint Venture, Sibanye-Stillwater and ioneer will have equal board representation rights with ioneer to be manager and operator of the Joint Venture. Sibanye-Stillwater and ioneer will establish joint technical, marketing and ESG steering committees to assist with Rhyolite Ridge’s development and operations.

6.
Categorisation in terms of the JSE Listings Requirements
The Joint Venture together with the ioneer Placement is classified a category 2 transaction in terms of the
JSE Listings Requirements. As such no shareholder approval is required in this regard.

Sibanye-Stillwater Chief Executive Officer Neal Froneman commented, “This is Sibanye-Stillwater’s second lithium transaction and third transaction in the battery metals sector, which will be essential for the transition to a cleaner future. We are excited to build a long-term relationship with ioneer, who share our vision of facilitating security of lithium supply to the North American markets. Rhyolite Ridge is a world-class lithium project and we recognize its strategic value, with the potential to become the largest lithium mine in the
US. The ioneer team have attracted high quality ex-Orocobre, Rio Tinto and Dow Chemical management which also has strategic importance for our wider battery materials strategy. We look forward to working collaboratively with the ioneer team and leveraging our complementary skills and capabilities to ensure this strategically important, world-class project is delivered, and materially contributes to reducing climate change.”
For more information on the transaction, refer to:
https://www.sibanyestillwater.com/news-investors/news/transactions/nevada-rhyolite-ridge
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Financial Advisor: Macquarie Advisory and Capital Markets South Africa Proprietary Limited
Legal Advisors: Davis Polk & Wardwell LLP & Ashurst

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa,
Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying
Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner;
changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases;
supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions;
failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and
the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).